

Mail Stop 3720

September 19, 2008

Mr. Broady R. Hodder
Vice President and General Counsel
Clearwire Corporation
4400 Carillon Point
Kirkland, WA 98033

> **Re:** **Clearwire Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 13, 2008**
> **Form 10-Q for the Quarterly Period Ended June 30, 2008**
> **Filed August 8, 2008**
> **File No. 001-33349**

Dear Mr. Hodder:

We have reviewed the above filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. You should comply with the remaining comments in future filings, as applicable. Confirm in writing that you will do so. Please understand that after our review of your responses, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

Selling, General and Administrative Expenses, page 50

1.   We note that personnel costs related to network deployment are included in selling, general and administrative expenses. It appears that these costs should be included in cost of services. Please advise.

Consolidated Statements of Stockholders' Equity, page 63

2.   We note a line item labeled "cashless option exercises and other stock transactions." Please tell us how you are accounting for the options that allow cashless exercises. Refer to your basis in the accounting literature.

17. Nextel Undertaking, page 98

3.   Please tell us if the swap of certain channels will impact you. If so, tell us how you will be impacted from this swap.

18. Quarterly Financial Information (unaudited), page 100

4.   Please tell us and disclose why net loss is significantly higher in the third quarter for the year ended December 31, 2007.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Compensation Discussion and Analysis, page 15

5.   On page 17, you state the types of company performance measures the committee established for determining the named executive officers' 2007 annual bonuses, such as total revenue, cash outlay, customer churn, and days on air. In future filings, please also disclose the performance targets that had to be reached for payment to each officer. See Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of these targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion.

6.   Throughout your Compensation Discussion and Analysis and as to each compensation element, disclose in future filings how you arrived at and why you paid each of the particular levels and forms of compensation for each named executive officer. For example, you state on page 18 that your compensation committee awarded stock options to the executive officers based on a review of competitive compensation data, individual performance, long-term incentives, and retention considerations. However, you do not provide disclosure analyzing the reason why these amounts were chosen by the committee. By way of further example, you state that the compensation committee made a grant of restricted stock to Mr. Richardson on February 12, 2007. Yet you do not provide an analysis as to why this award was made, or why other executive officers did not receive restricted stock awards as well. We believe it is appropriate to provide a more thorough analysis of how and why the committee arrived at the decision to award long-term incentives in these amounts. For further information, please see

Mr. Broady R. Hodder
Clearwire Corporation
September 19, 2008
Page 3

Staff Observations in the Review of Executive Compensation Disclosure, which is available on our website at www.sec.gov/divisions/corpfin/cfguidance.shtml#ecd.

Summary Compensation Table, page 21

7.   In your response letter, please provide your analysis as to why you report your annual bonus awards in the Bonus column of your Summary Compensation Table, instead of reporting such awards in a separately titled Non-Equity Incentive Plan Compensation column. Further, please provide your analysis as to why the estimated future payouts with respect to the annual bonus awards are not reported in your Grants of Plan-Based Awards table on page 25. See Item 402(c)(2)(vii) of Regulation S-K, and Question 119.02 of the Compliance & Disclosure Interpretations (last updated July 3, 2008), available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Employment-Related Agreements, page 23

8.   Please confirm in your response letter that the employment agreements filed as exhibits to your Form 10-K include all amendments, whether or not material. In this regard, we note that Mr. Wolff's letter agreement filed as exhibit 10.4 concerns his appointment on a part-time basis as the Executive Vice President-Corporate Affairs.

9.   We note that certain of your executive officers have entered into agreements not to compete with the company for a period of one year after termination. In future filings, please file these agreements as exhibits to your Form 10-K under Item 601(b)(10) of Regulation S-K.

Potential Payments on Termination or Change in Control, page 31

Potential Payments on Termination Relating to a Change in Control, page 31

10.   In your response letter, please confirm that you have quantified the benefits that would be provided to the named executive officers as a result of their being entitled to receive continuation of health care coverage for 24 months following termination. See Item 402(j)(2) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended June 30, 2008

9. Derivative Instruments and Hedging Activities, page 14

11.   We note that you entered into two $300 million interest rate swaps during the first quarter of 2008. One swap has a two year term and one has a three year term. We also note that the fair value of the two year term is significantly different than the fair value of the three year term swap ($1,788,000 liability versus $747,000 asset). In this regard, please tell why the difference is so large. Your response should provide us with the different assumptions used.

12.   Please tell us why the change in net realizable gains/losses on cash flow hedges reported in accumulated other comprehensive income was net $13.8 million gain for the three months ended June 30, 2008 and decreased significantly to a net $671,000 loss for the six months ended June 30, 2008.

16. Related Party Transactions, page 22

13.   Please provide related party disclosure for all transactions between you and Sprint Nextel and its affiliates.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

·   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3385 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Knight, Attorney-Adviser, at (202) 551-3370, or me at (202) 551-3257 with any other questions.

Sincerely,

/s/ Celeste Murphy

Celeste Murphy
Legal Branch Chief

cc: By facsimile to (212) 446-4900
     Joshua N. Korff
     (Kirkland & Ellis LLP)